UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

CONCORD CAMERA CORP.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

206156101

(CUSIP Number)

Richard T. Keppelman, Esq.
Levy & Droney, P.C.
74 Batterson Park Road
Farmington, Connecticut 06032
860-676-3132

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 31, 2004

(Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

               Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

               The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 206156101	13D	Page 2 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) MT Trading LLC IRS ID# 06-1593332
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,654,547
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,654,547
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,654,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.72%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 3 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sondra Beit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,400
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 52,400
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .18%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO: 206156101	13D	Page 4 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) RH Trading LLC IRS ID# 01-0793928
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 45,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 45,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .16%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 5 of 7

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) LTC Racing LLC IRS ID# 06-1632961
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 118,800
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 118,800
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,800
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .41%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO: 206156101	13D	Page 6 of 7

Item 1.	Security and Issuer.

               This statement relates to the common stock, no par value per share (the "Common Stock") of Concord Camera Corp., a New Jersey corporation (the "Issuer"). The address of the Issuer's principal executive office is 4000 Hollywood Boulevard, Presidential Circle - Suite 650N, Hollywood, Florida 33021.

Item 2.	Identity and Background.

               (a) (b) (c) The Filing Person is a group consisting of the following four entities or individuals:

(1) MT Trading LLC, which is a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of the MT Trading LLC are Sondra J. Beit and Mark Paley.

Sondra J. Beit's residence address is 42 Aspen Drive, South Glastonbury, CT 06073. Mrs. Beit is a paralegal employed by the law firm of Levy & Droney, P.C., 74 Batterson Park Road, Farmington, CT 06032.

Mark Paley's business address is Harvest Investments, 530 Silas Deane highway, Suite 130, Wethersfield, CT 06109. Mr. Paley is a professional investor and principal of Harvest Investments, LLC.

(2) Sondra J. Beit (See above).

(3) RH Trading LLC, which is a Connecticut Limited Liability Company with offices at 530 Silas Deane Highway, Suite 130, Wethersfield, Connecticut 06109. It is principally engaged in the business of investing. The Members of RH Trading LLC are Sondra J. Beit and Mark Paley (See above).

(4) LTC Racing LLC, which is a Connecticut limited liability company with an office at 2365 Saddlesprings Drive, Alpharetta, GA 30004. . It is principally engaged in the business of investing. The sole Member of LTC Racing LLC is Thomas Logano, whose business address is 2365 Saddlesprings Drive, Alpharetta, GA 30004. Mr. Logano is a professional investor.

                (d)(e) During the last five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Filing Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                Securities of the issuer were purchased (i) with personal funds and funds contributed by the Members of the Filing Persons for the purpose of making investments and (ii) using margin accounts with the Filing Person's broker, Advest, Inc. 213 Court Street, Suite 650, Middletown, Connecticut 06547. The funds contributed by the Members of MT Trading, LLC, RH Trading LLC and LTC Racing LLC were personal funds of their Members.
Item 4.	Purpose of Transaction.

                The transaction has been effected primarily for investment purposes; however, the Filing Person may also seek to influence management and/or the Board of Directors, future prospects and consideration of possible sale of the Issuer to an outside party.

CUSIP NO: 206156101	13D	Page 7 of 7

Item 5.	Interest in Securities of the Issuer.

                (a) As of September 9, 2004, the Group owned 1,870,787 shares of the Issuer's Common Stock, no par value, representing 6.47% of the outstanding Common Stock of the Issuer. Such Common Stock is held as follows:

Name		No. Shares
MT Trading LLC		1,654,547
Sondra Beit		52,440
RH Trading LLC		45,000
LTC Racing LLC		118,800
	Total	1,870,787

                (b) Each of such persons has sole power to vote and dispose of such shares; however, Mr. Roger Beit, the husband of Sondra Beit, also has investment authority over the investment accounts in which such shares are held.

                (c) During the past 60 days, member of the Group have made numerous trades in the Issuer's Common Stock, all of which were made in broker's transactions at market prices.

                (d) Not applicable.

                (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                The Members of MT Trading LLC and RH Trading LLC are Sondra J. Beit and Mark Paley. LTC Racing, LLC, also a shareholder of the Issuer, is principally owned by Thomas Logano, a business associate of Mark Paley and Roger Beit, Sondra Beit's husband. Although no formal agreement exists, such persons can reasonably be expected to act in concert with respect to their investments.

Item 7.	Material to be Filed as Exhibits.

                Joint Filing Agreement, dated as of September 8, 2004, among MT Trading LLC, Sondra Beit RH Trading LLC and LTC Racing LLC filed as Exhibit 99.1.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2004

S/ROGER BEIT Roger Beit, Authorized Agent